Via EDGAR

December 22, 2020

Ethan Horowitz

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	loanDepot, Inc.

Draft Registration Statement on Form S-1

Submitted on November 12, 2020

CIK No. 0001831631

Dear Mr. Horowitz,

Set forth below are the responses of loanDepot, Inc. (“we,” “our” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 9, 2020, with respect to the Company’s Draft Registration Statement on Form S-1, CIK No. 0001831631 (the “Registration Statement”), submitted to the Commission on November 12, 2020.

Concurrent with the submission of this letter, we are submitting Confidential Draft Submission No. 2 on Form S-1 (“Submission No. 2”) and a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Staff’s comments.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions correspond to Submission No. 2 unless otherwise specified.

Draft Registration Statement on Form S-1 filed on November 12, 2020

Prospectus Summary, page 1

1.	We note various subjective, conclusory references to your expertise, best-in class and industry-leading position, including:

•	“Industry-Leading Recapture Rates”;
•	“industry-leading growth and profitability”;
•	“industry-leading platform”;
•	“industry-leading customer service to every borrower”;
•	“leading technology platform”;
•	“expertise in digital marketing, big data and marketing analytics”;
•	“expertise in marketing, predictive analytics, and continuous customer engagement”; and
•	“best-in-class front-end interface”

Please provide support for these statements, and disclose the measure by which you determined your competitive position. If any of these statements are based upon management’s belief, please indicate that this is the case.

RESPONSE:

We have provided the Staff with support in the Supplemental Letter per the Staff’s comment.

2.

Refer to the third paragraph of “Our Company.” Please explain what Net Promoter Score (NPS) measures, how it is calculated, whether it is proprietary or based on third-party data, and how it correlates to revenue growth or otherwise is significant to your business.

RESPONSE:

In response to the Staff’s comment regarding Net Promoter Score, we respectfully provide the Staff the following explanation of “Net Promoter Score”:

“Net Promoter Score is a widely-used industry benchmark and is based on the question: “How likely would you be to recommend us to a friend or colleague using a scale of 0 to 10 with 10 being highly likely. The Net Promoter Score is calculated by subtracting the percentage of Promoters (ratings of 9 or 10) minus the percentage of Detractors (ratings of 6 or lower). Promoters are customers that exhibit strong customer loyalty and are more inclined to forgive a business for making a mistake and are more willing to refer a business to friends and colleagues. Detractors are less willing to repurchase from a business and often serves as a detriment to the business by sharing their disappointment in the business’ performance with others in their sphere of influence. Consequently, we believe Net Promoter Score is a meaningful benchmark to track and monitor customer satisfaction over time and correlate to business performance. Generally, we believe that a higher Net Promoter Score will correspond to revenue growth over time.

3.

We note statements here and in your Business section on your continued growth plans. We also note no offering proceeds will be used for this growth. Please clarify how this growth will be funded and any additional funding needs you will have to drive this growth.

RESPONSE:

We respectfully advise the Staff that we intend to fund our future growth from internally generated cash flows and our various debt agreements. We believe our cash from operations, together with funds available under our current debt agreements, will be sufficient to implement our growth strategies as currently planned.

Our Strengths

High-Growth, Profitable Financial Profile, page 9

4.

We note in the second paragraph that you provide a discussion that includes adjusted revenue and adjusted net income, both of which are non-GAAP measures. Please revise here, and elsewhere as necessary, to label these measures as non-GAAP, and expand your discussion to include the most directly comparable GAAP measure with equal or greater prominence.

RESPONSE:

We have revised Submission No. 2 on page 9 to label these measures as non-GAAP financial measures and to include the most directly comparable GAAP measure with equal or greater prominence.

Corporate Information

Recent Developments, page 12

5.

We note your disclosure of the number of loans and percentage of servicing portfolio enrolled in active forbearance plans. Please continue to update this, including the graphs at the top of page 13, and your related liquidity disclosure as of the most recent practicable date.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully advise the Staff that we will undertake to continue to update the Registration Statement regarding active forbearance plans.

6.

At the top of page 14, please clarify and quantify the item in your list of October transactions “(iii) the borrowings under our Advance Receivables Trust” to clarify whether you are referencing the $130 billion amount referenced on page 12 in regard to this Trust or advise.

RESPONSE:

We have revised Submission No. 2 on page 14 to clarify the $130 million in borrowings under the 2020-VF1 Notes are issued under our Advance Receivables Trust.

Loan Origination Metrics, page 23

7.

We note that you make references throughout your registration statement to certain loan metrics, including among others those related to loan officers. Please revise your disclosures to include (for each of the periods presented) the following metrics, and/or any other metrics that management uses and would be useful to investors in understanding your operations and operating trends.

•	Quantify the number of loan officers.
•	Disclose the average monthly closings per licensed loan officer, along with a definition of “closing”.
•	Disclose the average profitability per retail licensed loan officer, along with a definition of this metric and how it is computed.
•	Disclose your customer acquisition cost, differentiating between new customer, recapture, and partnership originations. In addition, provide a definition of this metric and how it is computed.

RESPONSE:

We respectfully advise the Staff that we do not believe the disclosure of the above requested information would provide any additional material information that would be useful to investors in understanding our operations and operating trends. In fact, management does not use these metrics to evaluate the business because the use of averages does not provide meaningful detail to management based on the dispersion of results, and a significant number of additional factors that influence the performance results of licensed loan officers. Our key performance metrics that are materia to understanding our operations and operating trends have been described in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Summary Historical and Pro Forma Consolidated Financial Information

Key Performance Indicators

Servicing Metrics, page 23

8.	We note that you quantify “60+ days delinquent” in dollar amounts. Please revise to also include your delinquency rate (%) for each period presented.

RESPONSE:

We have revised Submission No. 2 on page 26 per the Staff’s comment to express our delinquency rate as a percentage for each period presented.

9.

Please revise to explain the significance of the Servicing rights “Multiple” at the bottom of page 23, along with a narrative description of how the metric is computed. In addition, provide the weighted average annualized retained service fee in basis points for your Servicing Rights for each of the periods presented.

RESPONSE:

We have revised Submission No. 2 on page 26 per the Staff’s comment to clarify the definition of the servicing rights “multiple” and to include the weighted average annualized retained service fee in basis points for our servicing rights for the periods presented.

Reconciliation of Non-GAAP Measures, page 24

10.

We note your adjustment to revenue for the change in fair value of servicing rights, net of hedging gains and losses with a reference to a footnote 1 on page 25. However, it is unclear which footnote 1 this reference corresponds to in the footnotes below the tables. Please revise to clarify accordingly.

RESPONSE:

We have revised Submission No. 2 on page 26 per the Staff’s comment to clarify the numbering of the footnotes.

11.

In relation to the above adjustment, please provide more fulsome disclosure explaining the nature of the adjustment and why the Company believes it is meaningful to exclude in evaluating the results of operations. In addition, provide a reconciliation showing the components comprising the adjustment and which line items those components are recorded in the financial statements.

RESPONSE:

We respectfully advise the Staff that we believe the current disclosure regarding the adjustment is sufficient as presented in the Registration Statement. The Company respectfully directs the Staff’s attention to pages 17-19 of Rocket Companies, Inc.’s Amendment No. 2 to Form S-1 (Registration No. 333-239726) for a similar presentation of this adjustment.

12.

We note your adjustment for income taxes in your presentation of adjusted net income due to loanDepot, inc. being subject to federal, state and local income taxes. Please revise to provide a more fulsome disclosure explaining the nature of the adjustment, change to the Company’s tax structure, and why the Company believes it is a meaningful adjustment.

RESPONSE:

We have revised Submission No. 2 on page 91 per the Staff’s comment to expand on the nature of this adjustment, change to the Company’s tax structure, and why we believe this adjustment is meaningful.

Selected Historical Consolidated Condensed Financial Information, page 88

13.	We note that the servicing portfolio data for 2016 and 2015 on page 89 is incomplete. Please revise to populate this information or tell us why it cannot be provided.

RESPONSE:

We have revised Submission No. 2 on page 89 per the Staff’s comment to include the servicing portfolio data for 2016 and 2015.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019 Gain on Origination and Sale of Loans, Net, page 106

14.

We note your discussion of the changes in the components of gain on origination and sale of loans, net, on page 107. Please expand your discussion(s), as applicable, to provide a more granular analysis and quantification of the factors causing the respective changes. Consider, but do not limit your disclosure to, the following examples:

•

Where you attribute the increases in net premiums realized upon the sale of loans to investors to the volume of loan originations, provide additional quantification of the loan volumes (i.e., number of loans sold in the respective periods) along with your explanation of the causal factors and known trends.

•

Where you discuss the changes in servicing rights, provide additional quantification of the volume of loans sold on a servicing-retained basis along with your explanation of the causal factors. In addition, provide more granularity into the causal factors for the increases/decreases in estimated servicing multiples.

•

Where you discuss the changes in your unrealized gains from derivative assets and liabilities—IRLCs, expand your discussion to provide quantification of the number of IRLCs during the respective periods, along with your explanation of the causal factors.

RESPONSE:

We have revised Submission No. 2 throughout to include (i) dollar volumes of loans sold in the periods presented along with an explanation of causal factors thereto and known trends, (ii) the dollar volume of loans sold on a servicing retained basis with an explanation of causal factors thereto, including weighted average prepayment speeds for our servicing portfolio which drive increases and decreases in estimated servicing multiples, and (iii) dollar volume of IRLCs in the periods presented and an explanation of the causal factors thereto. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.”

Change in Fair Value of Servicing Rights, Net, page 108

15.

We note that you attribute, in part, a change of $70.5 million in realized losses resulting from increases in fallout and decay of the portfolio as a result of increased prepayment speeds due to decreases in market interest rates. Where you attribute changes to modeling assumptions (e.g., prepayment speeds) please provide quantification of the weighted average prepayment rates (for the respective periods) along with your explanation of the causal factors of the change and any known trends.

RESPONSE:

We have revised Submission No. 2 on page 108, 111 and 112 to quantify the weighted average prepayment rates for the periods presented along with an explanation of causal factors and known trends.

Liquidity and Capital Resources, page 124

16.	Please tell us whether you intend to file as exhibits to the registration statement any of your loan funding facilities as material contracts.

RESPONSE:

We acknowledge the Staff’s comment and we respectfully advise the Staff that we will undertake in the future to file as exhibits to the Registration Statement our material loan funding facilities.

Retail and Partner Strategies, page 140

17.

Noting references here and elsewhere to your “partnership with one of the 10 largest U.S. retail banks by total assets,” and the statement that 28% of your origination volume is from your Partner strategy, please quantify if material the percentage of this 28% that is from this partnership with the top 10 bank or advise.

RESPONSE:

We respectfully advise the Staff that we do not believe that the origination volume attributable to this partnership with a top 10 bank is a material portion of our origination volume from our Partner strategy.

Business

Marketing Strategy, page 142

18.

Regarding your disclosure that your “organic refinance consumer direct recapture rate was 67%” compared to “industry average refinance recapture rate of only 18%,” clarify the source of the cited 67% recapture rate and clarify whether these are the same standard and what percentage of your refinance and purchase transactions fall into this category of “organic refinance consumer direct.” Where you make comparisons with the industry average, please ensure that the measures are the same or explain how they differ.

RESPONSE:

We respectfully advise the Staff that “organic refinance consumer direct recapture rate” is a direct comparison to the industry average refinance recapture rate.

We define organic refinance consumer direct recapture rate as the total unpaid principal balance of loans in our servicing book that are paid in full for purposes of refinancing the loan on the same property, with the Company acting as lender on both the existing and new loan, divided by the unpaid principal balance of loans in our servicing book that paid in full for the purpose of refinancing the loan on the same property.

Comparatively, Rocket Companies, Inc.1 defines refinance recapture rate as the total unpaid principal balance of clients that originate a new mortgage with the company divided by the unpaid principal balance of clients that pay off their existing mortgage and originate a mortgage in the same period, excluding clients who were not actively marketed to due to contractual reasons or other business reasons.

Further, we believe industry expert Black Knight Financial Services, Inc. defines refinance recapture rate as the total unpaid principal balance of loans in an originator’s servicing book that are paid in full for purposes of refinancing the loan on the same property, with the originator acting as lender on both the existing and new loan, divided by the unpaid principal balance of loans in an originator’s servicing book that paid in full for the purpose of refinancing the loan on the same property.

Expand Upon Our Already Massive Top-of-Funnel Reach, page 151

19.

Please briefly define “top-of-funnel” as you use it in your prospectus. Please also advise us of the basis for statements that your top-of-funnel reach is “massive” or revise to describe your reach objectively.

RESPONSE:

We respectfully advise the Staff that “top-of-the funnel” is a commonly-used marketing concept encompassing five general principles of marketing: Awareness, Consideration, Conversion, Brand Loyalty and Brand Awareness.

[1]	See pg. 9 of Rocket Companies, Inc.’s Amendment No. 2 to Form S-1 (Registration No. 333-239726).

This concept encompasses the targeting of customers through raising brand awareness regarding a company’s products and services.

We assess our Company’s “top-of -the-funnel” through a number of data points, including: (i) the 38.6 million customers in our internal database as of July 2020, (ii) 95.5 million database interactions with these customers as of July 2020, (iii) 6 billion impressions from our national television advertising campaign through November 2020, and (iv) 410 million digital impressions from digital video commercials since July 2020. The foregoing data points support our contention that our “top-of-the-funnel” reach is “massive”, but we have revised the description of our “top-of-the-funnel” reach on page 10 and page 152 of Submission No. 2 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

Joint Ventures, page 179

20.    Please expand to clarify the related party nature of these joint ventures or advise.

RESPONSE:

We respectfully advise the Staff that the joint ventures described on page 179 of the Registration Statement are bona fide arms-length transactions with third parties. These relationships do not involve any related party transactions with any officers or directors of the Company within the meaning of Item 404 of Regulation S-K. We have revised Submission No. 2 on page 182 accordingly to move the description of these joint ventures to page 155-156 of Submission No. 2.

Consolidated Balance Sheets, page F-5

21.

We note your disclosure of various distributions to unitholders in September, October and November 2020, which have not yet been reflected in your financial statements. Please note that if a planned distribution to owners, regardless of whether it has been declared, is not reflected in the latest balance sheet but would be significant relative to reported equity, a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) should be presented alongside the historical balance sheet in the filing. We refer to section 3420 of the Division of Corporation Finance Financial Reporting Manual.

RESPONSE:

We respectfully advise the Staff that a total of $453.8 million in profit distributions and $71.7 million in cash tax distributions have been declared and paid to certain unitholders after September 30, 2020. The total distributions of $524.9 million are not reflected in our balance sheet as of September 30, 2020, as they were declared and/or paid subsequent to such date. Cash tax distributions were paid in accordance with the Company’s operating agreement to unitholders based on their unit type and individual basis.

While the total distributions paid are significant to reported equity at September 30, 2020, the Company is early adopting the new rules under Article 11, Paragraph 11-02(a)(12) of the new Article 11, which specifically prohibits the inclusion of pro forma financial information on the face of the historical financial statements or in the accompanying notes, except where such presentation is required by U.S. GAAP. The Company does not believe that U.S. GAAP requires the presentation of unpaid dividends on a pro forma basis in the financial statements.

The Company believes that potential investors are best informed and protected by the presentation of all pro forma financial information in a single cognizable portion of the document.

Consolidated Statements of Operations, page F-7

22.	Please revise to present a basic and diluted earnings per share, or tell us why you do not believe it is required. Refer to ASC 260-10-15-2.

RESPONSE:

The Company respectfully notes that ASC 260-10-15-2 requires presentation of earnings per share by an entity that has common stock or securities similar to common stock and has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.

The issuer of the publicly traded securities is loanDepot, Inc., an entity that prior to the proposed offering had no assets, liabilities or activities and whose balance sheet is included in page F-2 through the end of Submission No. 2. The securities of LD Holdings Group LLC are not being offered publicly and the existing units are not being converted into common stock of loanDepot, Inc. as part of the proposed offering. In addition, due to the nature and structure of the membership units in LD Holdings Group LLC, we do not believe that these securities meet the definition of common stock or securities similar to common stock nor is there is a way to calculate basic or diluted earnings per share for the entity under current GAAP.

Once the reorganization transaction is completed as contemplated in advance of the offering, the Company will calculate and disclose basic and diluted earnings per share for units in the listing entity, loanDepot, Inc. The Company will also include disclosure of basic and diluted earnings per share for the listing entity in the pro forma disclosures on pages 94 through 98.

23.

We note your reorganization transaction will result in a change to your tax structure. Please revise to provide pro forma tax and earnings per share data on the face of the historical financial statements. Refer to section 3410 of the Division of Corporation Finance Financial Reporting Manual.

RESPONSE:

Upon the completion of our reorganization transaction, loanDepot, Inc. will be a taxable entity under applicable federal and state tax regulations. The Company has presented the expected tax impact of our reorganization on historical periods in the Non-GAAP measure adjusted net income to provide the reader insight into the impact this transaction would have had on our historical performance. We have disclosed the estimated effective tax rate for historical periods presented assuming the new tax structure in our reconciliations of net income to adjusted net income. The effective tax rate ranges between 25.03% and 37.06% for the fiscal years 2017–2020.

As stated above, the Company is early adopting the new rules under Article 11. Paragraph 11-02(a)(12) of the new Article 11 specifically prohibits the inclusion of pro forma financial information on the face of the historical financial statements or in the accompanying notes, except where such presentation is required by U.S. GAAP. The Company does not believe that U.S. GAAP requires the presentation of proforma tax information in the financial statements.

The Company believes it will be most helpful to the readers to present all pro forma information comprehensively in one place. The Company will include the impact of the change in tax structure from the reorganization transaction in the Unaudited Pro Forma Consolidated Financial Information section of its next submission.

Notes to Consolidated Financial Statements

Note 15 – Commitments and Contingencies

Legal Proceedings, page F-46

24.

We note that the Company is the defendant, in or a party to, a number of legal actions or proceedings that arise in the ordinary course of business. We also note your disclosure stating that when it is probable a liability has been incurred and the Company can reasonably estimate the amount of the loss, an accrued liability is established. Please revise your disclosures to provide more fulsome details regarding the nature of the legal proceedings to which the Company is a defendant, relevant dates of activities, and clearly disclose an estimate of the possible loss or range of loss in excess of accruals, or a statement that such an estimate cannot be made. Refer to ASC 450-20-50.

RESPONSE:

We have revised Submission No. 2 page F-47 and F-48 to more fully describe the details regarding our legal matters consistent with the Staff’s comment.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua N. Korff, P.C. of Kirkland & Ellis LLP at (212) 446-4943 or Michael Kim, P.C. of Kirkland & Ellis LLP at (212) 446-4746.

Very truly yours,

LOANDEPOT, INC.

By: Peter A. L. Macdonald

Name: Peter A. L. Macdonald

Title:    Secretary and Executive Vice President

Enclosures

cc:	Robert Klein (Securities and Exchange Commission)

Hugh West (Securities and Exchange Commission)

Ethan Horowitz (Securities and Exchange Commission)

Jessica Livingston (Securities and Exchange Commission)

J. Nolan McWilliams (Securities and Exchange Commission)

Anthony Hsieh (loanDepot, Inc.)

Patrick Flanagan (loanDepot, Inc.)

Joshua N. Korff, P.C. (Kirkland & Ellis LLP)

Michael Kim, P.C. (Kirkland & Ellis LLP)

Michael Kaplan (Davis Polk & Wardwell LLP)

Yasin Keshvargar (Davis Polk & Wardwell LLP)